

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2006

<u>Via Facsimile (617) 345-1300 and U.S. Mail</u>

Deborah L. Thaxter
Nixon Peabody LLP
100 Summer Street
Boston, Massachusetts 02110-1832

> **Re:** **Boston Financial Qualified Housing Tax Credits L.P. IV**
> **PRER14A filed February 24, 2006**
> **File No. 0-19765**

Dear Ms. Thaxter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

1.   Please revise page 1 of the consent solicitation to identify the document as "Preliminary." Refer to Rule 14a-6(e)(1).

2.   Expand your disclosure on page 2 to explain why, if "[p]roposal 1 represents what we believe already to be within the powers of the Managing General Partner under the Partnership Agreement," you are seeking shareholder consent.

3.   A reasonable factual basis must exist for each opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Either provide supplemental support or expand your disclosure to explain why you believe Bond's:

- "investment strategy with respect to the units is very different from that of the typical investor in the Partnership;"

- "tax consideration regarding its ownership of Partnership units may differ significantly from that of the typical investor;" and

- "different tax considerations are the primary reasons for its proposal."

4.   A reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Either provide supplemental support or expand your disclosure to explain why you believe:

- "the Park Group is trying to take control of the Partnership for its own special agenda and its agenda is contrary to the best interests of the Limited Partners other than Park Group;"

- "the Park Group may be differently situated from most other Limited Partners, and may have different tax and other considerations that may cause it to act contrary to your interests;" and

- "the Park Group has given no other viable explanation for wanting to remove the general Partners."

5.   Please revise throughout your document to delete reference to the "numerous misleading and incomplete" statements made by insurgents. Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

Overview of Proposals 1 and 2, page 2

6.   We note your statement that "you may vote "For" only one of the first two Proposals." Please revise this statement to clarify that a holder can vote for both proposals. In the alternative, please explain why you believe, given the disclosure on your consent card to the contrary, that an investor may vote for only one of the

first two proposals. If an investor can vote for only one of the first two proposals, please revise your consent card and throughout the document accordingly. For example, if a valid consent can be given to only one proposal, statements such as "[i]f a majority of Limited Partners vote "For" both Proposals . . ." should be deleted.

Q. Why have I received this consent solicitation statement, page 7

7.   Please provide a detailed legal analysis supporting your statement on page 8 that "[t]he Managing General Partner has the right not to consent, and may not consent, to the proposed amendment even if a majority of the Limited Partners vote "For" Proposal 2." In addition, please disclose whether the General Partner intends to consent to proposal 2 if a majority of Limited Partners vote for proposal 2 but against proposal 1. Finally, if the proposals are only precatory in nature, please revise throughout your document, including your cover page, and on your consent solicitation card accordingly. In each instance where you discuss the vote for proposals 1 and 2, it should be clear that regardless of the number of consents received, proposal 2 will only be enacted if the general partner consents.

Q. Why is the managing general partner proposing to sell the partnership properties at this time?, page 9

8.   A reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Either provide supplemental support or expand your disclosure to explain why you believe that the "current environment is favorable" and that "Bond's proposal would be disadvantageous."

Q. Why does the managing general partner recommend voting "against" proposal 2?, page 10

9.   Disclose why you believe proposal 2 may be inconsistent with the terms of the Partnership Agreement and the powers that may be exercised by the Limited Partners.

Q. Why Does the Managing General Partner recommend voting to "withhold consent" on proposal 3 on the white proxy card.

10.   We note your statement that the "Park' Group's candidate likely would manage the Partnership with an eye toward maximizing the investments of the members of the Park Group rather than the best interests of the Limited Partners as a whole." Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the

text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

11.   We note your statement that "to the extent the Park Group means to imply otherwise, they are incorrect and being deliberately misleading." Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

12.   We note your statement that the "Managing General Partner believes that EHI2 proceeded to violate the confidentiality agreement." Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

13.   Disclose the basis for your belief that Park G.P. and Bond are controlled by David Johnson.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions